

**UNITED STATES**
**SECURITIES AND EXCHANGE**
**COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2014

<u>Via E-Mail</u>
Michael Leseney
Chief Executive Officer
Financial Resolutions of America Corp.
1228 South Main Street
Lakeport, California 95453

      **Re:    Financial Resolutions of America Corp.**
             **Offering Statement on Form 1-A**
             **Amended September 3, 2014**
             **File No. 024-10406**

Dear Mr. Leseney:

We have reviewed your amended offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.      We note your response to prior comment 2. Please revise your Exhibit 11.1 legal opinion to opine upon the underlying common shares.

2.      We note your response to prior comment 6. Please revise to explain the meaning of "110% + internal rate of return."

<u>Lessons Learned by FRAC Management, page 24</u>

3.      We note your response to prior comment 17. In addition to feasibility, please briefly address management's assessment concerning the probability of realizing $0.95 for each dollar of a judgment portfolio.

<u>General</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director